FILE NO. 70-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION/DECLARATION

ON FORM U-1

UNDER THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Western Massachusetts Electric Company

One Federal Street

Building 111-4

Springfield, MA 01105

(Names of companies filing this statement and addresses of principal executive offices)

NORTHEAST UTILITIES

(Name of top registered holding company)

Gregory B. Butler

Senior Vice President, Secretary and General Counsel

Northeast Utilities Service Company

107 Selden Street

Berlin, CT 06037

(Name and address of agent for service)

(860) 665-3181

The Commission is requested to mail signed  copies of all orders, notices and communications to:

Jeffrey C. Miller, Esq. Assistant General Counsel Northeast Utilities Service Company 107 Selden Street Berlin, CT 06037 (860) 665-3532	Randy A Shoop Vice President and Treasurer Northeast Utilities Service Company 107 Selden Street Berlin, CT 06037 (860) 665-5601

ITEM 1

DESCRIPTION OF PROPOSED TRANSACTION

Introduction

1.

Western Massachusetts Electric Company (“WMECO” or the “Applicant”), a public utility subsidiary of Northeast Utilities (“NU”), a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended (“the Act”) hereby files this Application/Declaration (the “Application”) seeking authorization to maintain its common equity-to-total capitalization below the Commission’s threshold of 30% (the “30% Threshold”) when Rate Reduction Bonds (as hereinafter described) are included in the calculation thereof, through December 31, 2006 (the “Authorization Period”). The term “total capitalization” is defined to include, where applicable, common stock equity (comprised of common stock, additional paid in capital, retained earnings, accumulated other comprehensive income or loss and/or treasury stock), minority interests, preferred stock, preferred securities, equity linked securities, long-term debt, short-term debt and current maturities, with the term “debt” deemed to include rate reduction bonds and rate reduction certificates.

2.

In 1999, WMECO and certain of its affiliates filed an application/declaration on Form U-1 in File 70-9541 (the “Original Application”) concerning, among other things, the prospective inability of certain NU utilities to meet the 30% Threshold.  On March 7, 2000, the Commission issued an order in that file (HCAR 35-27147, the “Prior Order”) in which the Commission recognized the fact that WMECO (and the other utilities) would fall below the 30% Threshold when the impact of non-recourse Rate Reduction Bonds (“Rate Reduction Bonds”) were included in their respective capitalization calculation. The Commission noted that restructuring legislation in each state in which the utility subsidiaries of NU were located, including Massachusetts where WMECO operates, allowed for the issuance of Rate Reduction Bonds by each utility to finance a portion of the utility's cost incurred in the sale of its regulatory assets and/or renegotiation of its obligations under purchase power contracts.  Rate Reduction Bonds are securities issued pursuant to state law by a special purpose subsidiary of the utility to finance a portion of a utility's cost incurred in the sale of its regulatory assets and/or renegotiation of its obligations under purchase power contracts, and are non-recourse to the utility or the NU system.  As stated in the Original Application, because of the state-mandated divestiture of generating assets and issuance of Rate Reduction Bonds, NU’s utilities, including WMECO, experienced a significant decrease in the amount of tangible assets that each owned and received a significant influx of cash causing each of NU’s electric utilities to fall below the 30% Threshold when the impact of Rate Reduction Bonds and the effects of capital restructuring associated with the asset divestitures were considered. On May 17, 2001, WMECO Funding LLC, a subsidiary of WMECO, issued $155 million of Rate Reduction Bonds causing WMECO to fall below the 30% Threshold at that time.

3.

The Original Application also stated that the ratings of the respective senior debt securities of WMECO and its utility affiliates would be unaffected or would be improved by the issuance of the Rate Reduction Bonds, as such bonds are not considered obligations of the utilities by the ratings agencies.  The Original Application stated that the senior debt ratings of WMECO issued by Standard & Poor’s (“S&P”) were “BBB-“ while the senior debt ratings of WMECO issued  by Moody’s Investor Service, Inc. (“Moody’s”) were “Baa3”.  Since that time, WMECO’s credit ratings have improved. As of the date of this filing,  WMECO’s senior unsecured debt ratings from S&P and Moody’s were BBB+ and Baa2, respectively.

4.

In the Prior Order, the Commission authorized WMECO (and its utility affiliates) to remain below the 30% Threshold through December 31, 2004. The Commission noted that if the utilities remained below the 30% Threshold subsequent to that date, they would need to obtain further Commission approval.  WMECO’s affiliates, CL&P and PSNH sought and received such an extension in the fourth quarter of 2004 (see File No. 70-09541).  During the fourth quarter of 2004, WMECO was forecasted to be at 30.6% common equity ratio at year’s end and steadily improve thereafter (See Exhibit K.1, File 70-09541). Consequently, WMECO did not seek an extension of such authorization at that time as its utility affiliates had. WMECO’s actual common equity ratio at December 31, 2004 was 30.7% but at March 31, 2005 was at 30.8%, slightly lower than had been forecast.  The company’s common equity ratio is now seen as being at risk of declining below 30% at various points in time during the Authorization Period. Exhibit K, filed herewith, shows the forecasted capitalization structure of WMECO through December 31, 2006, on a quarterly basis, both including and excluding the effect of the Rate Reduction Bonds.

5.

In preparing the budget and financing plans for WMECO for 2005, management noted that there is a risk that WMECO could fall below the 30% Threshold at some point during the Authorization Period. As indicated in Exhibit K, WMECO is forecast to remain only slightly above 30% through December 31, 2005 and would end the year at 31.7%.  Because there is inherent uncertainty in forecasts, WMECO is now seeking authorization through the Authorization Period for its common equity ratio to remain below the 30% Threshold when the impact of Rate Reduction Bonds is considered while remaining above 30% when the impact of Rate Reduction Bonds is excluded.  As noted above, Rate Reduction Bonds are non-recourse to WMECO and to the NU system and thus, although they are included as debt of WMECO, are not of the same character as other recourse debt and do not negatively impact WMECO’s credit ratings, its business or its ability to borrow funds in the external market. The Commission has, in various financing authorizations granted to other registered holding companies, agreed to allow companies to fall below 30% Threshold when including Rate Reduction Bonds or disregard securitization debt, such as Rate Reduction Bonds, when calculating the 30% Threshold, including for NU, CL&P, WMECO and PSNH in the Prior Order and for CL&P and PSNH in HCAR. 35-27928, December 28, 2004. (See, also, Centerpoint Energy, Inc., HCAR 35-27850, May 28, 2004 (allows payment of dividends provided that Centerpoint remains above 30% consolidated equity capitalization “net of securitization debt”); American Electric Power Company, Inc., HCAR 35-27872, July 1, 2004 (AEP permitted to maintain a common equity ratio of 25% “for so long as securitization bonds are outstanding”); Exelon Corporation, HCAR 35-27830, April 1, 2004 (“For purposes of 30% test ‘Consolidated Capitalization’ means Total Capitalization excluding securitization obligations.”); Reliant Energy, Inc., HCAR 35-27548, July 5, 2002 (“The Commission has acknowledged the special nature of securitization debt in the calculation of capitalization in the context of determining compliance with its 30% standard. This approach is consistent with the rating agencies’ analysis of the impact of securitization on a utility’s capital structure.”)).

Statement Pursuant to Rule 54

6.

Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an EWG or a FUCO, as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

7.

NU currently meets all of the conditions of Rule 53(a), except for clause (1). At March 31, 2005, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $448.2 million, or approximately 54.8% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended March 31, 2005 ($817.8 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in EWGs in an amount not to exceed $1 billion  would not have either of the adverse effects set forth in Rule 53(c). (HCAR 35-27868A, July 2, 2004, the “2004 Order”). NU continues to assert that its EWG investments will not adversely affect the System.

8.

In addition, NU and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

(i)

NGC, NU's only EWG, maintains books and records, and prepares financial statements, in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

(ii)

No employees of NU's public utility subsidiaries have rendered services to NGC;

(iii)

NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's affected public utility subsidiaries;

(iv)

Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

(v)

NU's average consolidated retained earnings for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

(vi)

In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

9.

The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWG, would not have a material adverse effect on the financial integrity of the NU system, or an adverse impact on NU's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The 2004 Order concerning EWG investments was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors, NU's consolidated capitalization, consolidated net utility and consolidated total assets.

10.

NU’s current aggregate investment in EWGs as a percentage of (a) total consolidated capitalization; (b) net utility plant; (c) total consolidated assets; and (d) aggregate market value of NU’s common equity, all as of March 31, 2005, were as follows:

	As of March 31, 2005 (Thousands of dollars)%
NU's aggregate investment in EWGs	$ 448,174	-
a) Total consolidated capitalization	6,918,030	6.5
b) Net utility plant	5,954,271	7.5
c) Total consolidated assets	12,078,986	3.7
d) Aggregate market value of NU's common equity	2,492,910	18.0

11.

The consolidated capitalization ratio of NU as of March 31, 2005, with consolidated debt to include all short-term debt and non-recourse debt of the EWG(s) is as follows:

	As of March 31, 2005 (Thousands of dollars)%
Common shareholder's equity	$ 2,171,377	31.4%
Preferred stock	116,200	1.7
Long-term and short-term debt	3,134,301	45.3
Rate reduction bonds	1,496,152	21.6
Total	$ 6,918,030	100.0%

If Rate Reduction Bonds are excluded the consolidated capitalization ratio of NU as of March 31, 2005 is as follows:

	As of March 31, 2005 (Thousands of dollars)%
Common shareholder's equity	$ 2,171,377	40.1%
Preferred stock	116,200	2.1
Long-term and short-term debt	3,134,301	57.8
Total	$ 5,421,878	100.0%

12.

NU's current EWG investment, NGC (it has no FUCO investment), has been profitable for all quarterly periods ending June 30, 2000 through March 31, 2005 (NGC was acquired in March 2000). In addition, NGC has made a positive contribution to earnings by contributing $155.1 million in revenues in the 12-month period ending March 31, 2005 and net income of $44.3 million for the same period.

ITEM 2

FEES, COMMISSIONS, AND EXPENSES

13.

The estimated fees, commissions, and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions by the Company or any associate company thereof are estimated to be not in excess of $25,000.

14.

None of such fees, commissions, or expenses are to be paid to any associate company or affiliate of the Companies or any affiliate of any such associate company except for financial, legal, and other services to be performed at cost by NUSCO, an affiliated service company.

ITEM 3

APPLICABLE STATUTORY PROVISIONS

15.

Sections  6(a) and 7 of the Act are or may be applicable to the proposed transactions.  To the extent any other sections of the Act or Rules thereunder may be applicable to the proposed transaction, the Applicants request appropriate orders thereunder.

ITEM 4

REGULATORY APPROVAL

16.

No other state commission has jurisdiction with respect to any aspect of the proposed transaction, and no Federal commission other than the Securities and Exchange Commission has jurisdiction with respect to any aspect thereof.

ITEM 5

PROCEDURE

17.

The Company respectfully requests the Commission's approval, pursuant to this Post-effective amendment to the Application/Declaration, of the transaction as described herein, whether under the sections of the Act and rules thereunder enumerated in Item 3 or otherwise.  The Company also requests the Commission's approval as may be necessary of any other aspect of the transactions described in this Post-effective amendment to the Application/Declaration under the appropriate provisions of the Act or rules thereunder.

18.

The Company hereby waives any recommended decision by a hearing officer or by any other responsible officer of  the Commission and waives the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective forthwith.  The Company consents that the Office of Public Utility Regulation within the Division of Investment Management may assist in the preparation of the Commission's decision and/or order unless the Office opposes the transactions covered by this Post-effective Amendment to the Application.  It is requested that the Commission issue an order authorizing the jurisdictional transactions proposed herein at the earliest practicable date but in any event not later than 40 days from filing date.  It is further requested that (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) the Commission's order become effective forthwith upon issuance.

ITEM 6

EXHIBITS AND FINANCIAL STATEMENTS

(a)

Exhibits

F.	Opinion of Counsel
H.	Proposed Form of Notice
K.	Projected Capital Structure of WMECO through December 31, 2006 calculated with and without Rate Reduction Bonds.

ITEM 7

INFORMATION AS TO ENVIRONMENTAL EFFECTS

(a)

The issuance of an order with respect to this Post-effective Amendment to the Application/Declaration is not a major federal action significantly affecting the quality of the human environment.

(b)

No Federal agency has prepared or is preparing an environmental impact statement with respect to the subject transactions.

 [SIGNATURE PAGE TO FOLLOW]

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

WESTERN MASSACHUSETTS ELECTRIC COMPANY

By:      /s/ Patricia C. Cosgel

Name: Patricia C. Cosgel

Title:   Assistant Treasurer - Finance

Northeast Utilities Service Company as Agent

Date: May 24, 2005